November 8, 2018

Michael J. Bonello
Executive Vice President and Chief Financial Officer
PRA Health Sciences, Inc.
4130 ParkLake Avenue
Suite 400
Raleigh NC 27612

       Re: PRA Health Sciences, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 22, 2018
           File No. 1-36732

Dear Mr. Bonello:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining